UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

FORM 11-K
_____________

☒       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File No. 001-02217

COCA-COLA REFRESHMENTS BARGAINING EMPLOYEES’ 401(k) PLAN

(Full title of the plan)

THE COCA-COLA COMPANY

(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza
Atlanta, Georgia 30313

(Address of the plan and address of issuer’s principal executive offices)

COCA-COLA REFRESHMENTS

BARGAINING EMPLOYEES’ 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2014 and 2013

and for the Year Ended December 31, 2014

with Report of Independent Registered Public Accounting Firm

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

To The Coca-Cola Company

Benefits Committee

The Coca-Cola Company

Atlanta, Georgia

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Coca-Cola Refreshments Bargaining Employees’ 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

College Park, Georgia

June 26, 2015

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013

Assets
Investments in Master Trust, at fair value (Note3)	$117,059,812	$106,395,880
Employer contributions receivable	—	2,069
Notes receivable from Participants	6,462,233	5,518,938
Other receivable (Note 1)	—	7,411,632
Total assets reflecting all investments at fair value	123,522,045	119,328,519
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(430,989)	(275,418)
Net assets available for benefits	$123,091,056	$119,053,101

See accompanying notes to the financial statements.

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Bargaining Employees’ 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions to net assets attributed to:
Investment income from the Master Trust	$7,350,542
Interest income from notes receivable from Participants	212,650
Employer contributions	1,009,297
Participant contributions	5,324,779

Total additions	13,897,268

Deductions from net assets attributed to:
Distributions to Participants	(9,259,774)
Administrative expenses	(125,577)

Total deductions	(9,385,351)

Net increase before transfers	4,511,917
Transfers to related plan (Note 1)	(473,962)

Net increase in net assets available for benefits	4,037,955
Net assets available for benefits:
Beginning of year	119,053,101
End of year	$123,091,056

See accompanying notes to the financial statements.

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 1 – Description of Plan

The following description of the Coca-Cola Refreshments Bargaining Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for a more comprehensive description of the Plan’s provisions.

General

The Plan is sponsored by Coca-Cola Refreshments USA, Inc. (the “Company”), which is a wholly owned subsidiary of The Coca-Cola Company. The Plan was formed effective July 1, 1984 and amended and restated effective January 1, 2002. The Plan is a defined contribution plan covering certain bargaining employees of the Company, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

Administration

The Plan is administered by The Coca-Cola Company Benefits Committee (the “Committee”) which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan. The Plan Administrator has engaged a third party, Mercer HR Services, to provide recordkeeping and administrative services.

Transfers from Spin-offs

The Plan was also amended effective at midnight on December 31, 2013 to merge certain assets spun off from the Coca-Cola Bottlers’ Association 401(k) Retirement Savings Plan attributable to current and former employees of Sacramento Coca-Cola Bottling Company (“Sacramento Coke”) whose employment is or was subject to a collective bargaining agreement between Sacramento Coke and CBEU Local #150 into the Plan, and provide for participation in the Plan. As a result of this amendment, the Plan’s net assets available for benefits as of December 31, 2013 increased by $7,411,632 and is shown as other receivable in the statement of net assets available for benefits. The transfer of these assets was received on January 2, 2014.

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Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 1 – Description of Plan (Continued)

Transfers to Related Plan

During 2014, the Plan transferred account balances totaling $473,962 for participants whose employment status with the Company changed from bargaining to non-bargaining. These participants elected to transfer their account balances from the Plan to The Coca-Cola Company 401(k) Plan.

Eligibility

Each employee who is eligible for the Plan under the terms of a collective bargaining agreement negotiated between the Company and such bargaining unit shall become a participant on the entry date (the first day of the calendar quarter following date of hire) at which time the participant may elect to begin compensation deferrals, unless otherwise defined in the Plan.

Contributions

The Plan allows a participant to contribute 1% to 15% of compensation, unless otherwise defined in the Plan. The Company matches participant contributions as provided for in the various collective bargaining agreements. Contributions are subject to certain Internal Revenue Code (the “Code”) limitations. All contributions are invested as directed by participants.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of service.

A participant is 100% vested after three years of credited service, unless otherwise defined in the Plan. All participants become fully vested upon death, total disability or reaching normal retirement age as defined in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions, if any, rollover contributions, if any, and allocations of Plan investment results; however, each account is also charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 1 – Description of Plan (Continued)

Notes Receivable from Participants

Participants may borrow from their account balances subject to certain limitations. The following applies to participant loans unless otherwise defined in the Plan:

(a)	The maximum amount that a participant may borrow is the lesser of 50% of their vested account balance or $50,000. The $50,000 maximum is reduced by the participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)	The minimum loan amount is $1,000.

(c)	The loan interest rate is the prime rate, as published in The Wall Street Journal, and is set monthly. The loan’s interest rate is fixed for the life of the loan.

(d)	The loan repayment period is limited to five years for a general purpose loan and 15 years for a loan used to purchase or build a principal residence.

Employee Stock Ownership Plan

The portion of the Plan invested in common stock of The Coca-Cola Company is designated as an employee stock ownership plan (“ESOP”) within the meaning of Code Section 4975(e)(7). Participants invested in common stock of The Coca-Cola Company may elect to receive their entire dividend amount as a cash payment made directly to them rather than have the dividend amount reinvested in their Plan account.

Withdrawals and Benefit Payments

Distributions of a participant’s fully vested account balance shall be made during the period following his or her retirement, total disability, death or termination of employment.

Distributions to participants shall be made in a single lump sum or a series of installments over a certain period selected by the participant. The amount of distribution under the Plan shall be equal to the participant’s vested account balance.

If the participant has any loan balance at the time of distribution, the amount of cash available to the participant or beneficiary shall be reduced by the outstanding principal balance of the loan.

Prior to retirement, a withdrawal from the balance of a participant’s pre-tax contribution account would be available for a financial hardship or from a participant’s rollover source within the Plan, unless otherwise defined in the Plan.

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 1 – Description of Plan (Continued)

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue contributions at any time and to terminate the Plan. In the event of Plan termination, all participants become fully vested and shall receive a full distribution of their account balances.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (ASC 820). See Note 3 for fair value measurements.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date.

Notes Receivable from Participants

Participant loans, which are classified as receivables, are stated at the unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses

Certain administrative expenses are paid by the Plan, as permitted by the Plan document. All other expenses are paid by the Company.

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. This guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Plan should apply the amendments retrospectively to all periods presented. Earlier application is permitted. Plan management is currently evaluating the impact of adopting this guidance on the financial statements.

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans

The Plan participates in The Coca-Cola Company Master Trust for 401(k) Plans (the “Master Trust”) with similar retirement plans sponsored by the Company and certain other subsidiaries of the Company, whereby investments are held collectively for all plans by the Trustee. Each participating plan’s investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments. The Plan’s investments include retirement target date funds, equity and fixed income index funds, actively managed equity and fixed income funds, a stable value fund, and common stock of The Coca-Cola Company. The investment structures include mutual funds, collective trust funds, master trust investment funds, and direct ownership of common stock of The Coca-Cola Company.

The Plan’s investments in the Master Trust were approximately $117.1 billion and $106.4 billion at December 31, 2014 and 2013, respectively. The Plan’s interest in the net assets of the Master Trust was approximately 2.5% and 2.6% at December 31, 2014 and 2013, respectively. This was determined by comparing the Plan’s investment in the Master Trust to total net assets in the Master Trust.

The following table summarizes the net assets of the Master Trust as of December 31, 2014 and 2013 (in thousands):

	2014	2013
Collective trust funds	$2,173,484	$1,976,925
Mutual funds	165,710	184,564
Master Trust Investment Funds	720,574	748,867
Common stock	1,267,276	1,255,238
Stable Value Fund at fair value	377,844	378,714
Investments at fair value	4,704,888	4,544,308
Due from broker	30	—
Stable Value Fund book valuation adjustment	(8,539)	(5,660)
Master Trust net assets	$4,696,379	$4,538,648

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The fair values of individual investments that represented 5% or more of the Master Trust’s net assets as of December 31, 2014 and 2013 were as follows (in thousands):

	2014	2013
Common stock of The Coca-Cola Company	$1,267,276	$1,255,238
Northern Trust S&P 500 Index Fund	559,764	495,348
Stable Value Fund	377,844	378,714
US Large Cap Active Equity Fund	323,090	315,528
US Small-Mid Cap Active Equity Fund	*	256,450
JPMCB SmartRetirement 2020 Fund	269,440	267,184
JPMCB SmartRetirement 2025 Fund	322,219	300,047
JPMCB SmartRetirement 2030 Fund	315,062	290,642

* amount was less than 5%.

The net investment income of the Master Trust for the year ended December 31, 2014 was as follows (in thousands):

Investment income:
Net appreciation (depreciation) in fair value of investments:
Collective trust funds	$174,670
Common stock of The Coca-Cola Company	27,865
Master Trust Investment Funds	49,979
Mutual funds	(11,698)
240,816
Interest and dividends	47,397
Net investment income	$288,213

Fair Value Measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also established a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

• Level 1 —	Quoted prices in active markets for identical assets or liabilities.

• Level 2 —	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Plan’s valuation methods used to measure fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different methods to determine the fair value of investments could result in different estimates of fair value at the reporting date.

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2014, were as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
U.S. equity securities:
Collective trust funds (A)	$—	$559,764	$559,764
Common stock (B)	1,267,276	—	1,267,276
Master Trust Investment Funds (C)	—	557,254	557,254
International equity securities:
Collective trust funds (A)	—	30,506	30,506
Mutual funds (D)	165,710	—	165,710
Fixed income securities:
Collective trust funds (A)	—	22,996	22,996
Master Trust Investment Funds (C)	—	163,320	163,320
Other:
Stable Value Fund (E)	—	377,844	377,844
Balanced Real Assets Fund (F)	—	3,954	3,954
Target retirement date funds (G)	—	1,556,264	1,556,264
	$1,432,986	$3,271,902	$4,704,888

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

(A)	The underlying investments held in the collective trust funds are equity or debt securities held to replicate the performance of a specific equity or bond market index. The collective trust funds are valued at the net asset value per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date. These funds have no redemption restrictions.

(B)	Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.

(C)	The Master Trust Investment Funds include the US Large Cap Active Equity Fund, U.S. Small-Mid Cap Active Equity Fund, and the US Core-Plus Active Fixed Income Fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date. The underlying investments include common stock, preferred stock, mutual funds, collective trust funds and a short-term investment account. These funds have no redemption restrictions. See Master Trust Investment Funds for additional information.

(D)	Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(E)	The fair value of the wrapper contracts in the Stable Value Fund is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees. The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated at the net unit value multiplied by the number of units held as of the measurement date.

(F)	Investments in the Balanced Real Assets Fund are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(G)	Investments in target retirement date funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

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Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2013 were as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
U.S. equity securities:
Collective trust funds (A)	$—	$495,348	$495,348
Common stock (B)	1,255,238	—	1,255,238
Master Trust Investment Funds (C)	—	571,978	571,978
International equity securities:
Collective trust funds (A)	—	14,825	14,825
Mutual funds (D)	184,564	—	184,564
Fixed income securities:
Collective trust funds (A)	—	10,650	10,650
Master Trust Investment Funds (C)	—	176,889	176,889
Other:
Stable Value Fund (E)	—	378,714	378,714
Balanced Real Assets Fund (F)	—	2,177	2,177
Target retirement date funds (G)	—	1,453,925	1,453,925
	$1,439,802	$3,104,506	$4,544,308

(A)	The underlying investments held in the collective trust funds are equity or debt securities held to replicate the performance of a specific equity or bond market index. The collective trust funds are valued at the net asset value per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date. These funds have no redemption restrictions.

(B)	Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.

(C)	The Master Trust Investment Funds include the US Large Cap Active Equity Fund, U.S. Small-Mid Cap Active Equity Fund, and US Core-Plus Active Fixed Income Fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date. The underlying investments include common stock, mutual funds, collective trust funds and a short-term investment account. These funds have no redemption restrictions. See Master Trust Investment Funds for additional information.

(D)	Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

(E)	The fair value of the wrapper contracts in the Stable Value Fund is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees. The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated at the net unit value multiplied by the number of units held as of the measurement date.

(F)	Investments in the Balanced Real Assets Fund are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(G)	Investments in target retirement date funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

During 2014 and 2013 there were no Level 3 investments.

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

Stable Value Fund

The Stable Value Fund (the “Fund”) is a separate account which invests primarily in wrapper contracts (also known as synthetic guaranteed investment contracts) and cash equivalents. Contracts within the Fund are fully benefit-responsive and are therefore reported at fair value on the Statements of Net Assets Available for Benefits.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. These contracts wrap a diversified portfolio primarily comprised of corporate and government bonds, and collective trust funds. The Fund purchases wrapper contracts from an insurance company or bank. The wrapper contracts amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuers of the wrapper contracts provides assurances that the adjustments to the interest crediting rate do not result in a future crediting rate that is less than zero.

An interest crediting rate less than zero would result in a loss of principal or accrued interest. Wrapper contracts’ interest crediting rates are typically reset on a periodic basis.

The key factors that generally influence future interest crediting rates of a wrapper contract include:

•	The level of market interest rates;
•	The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract;
•	The investment returns generated by the fixed income investments that back the wrapper contract; and
•	The duration of the underlying investments backing the wrapper contract.

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they may have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts.”

If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants’ principal and accrued interest will be protected.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

At December 31, 2014, fair value exceeded contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. The weighted-average yield was approximately 1.5% and 1.4% for the years ended December 31, 2014 and 2013, respectively. The interest crediting rate was approximately 1.9% and 1.8% as of December 31, 2014 and 2013, respectively. Participants investing in the Fund are subject to risk of default by issuers of the wrapper contracts and the specific investments underlying the wrapper contracts. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

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Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The fair values of the underlying assets of the wrapper contracts and the adjustment to contract value for the Master Trust as of December 31, 2014 and 2013 were as follows:

Fair value of the underlying assets of the wrapper contracts (in thousands):	2014	2013
Short-term investment fund	$8,683	$16,254
Pooled Separate Accounts	59,155	59,608
Collective trust funds	310,006	302,852
Fair value	377,844	378,714
Adjustment from fair value to contract value	(8,539)	(5,660)
Contract value	$369,305	$373,054

Master Trust Investment Funds

The US Large Cap Active Equity Fund, US Small-Mid Cap Active Equity Fund and U.S. Core-Plus Active Fixed Income Fund (the “Master Trust Investment Funds”) are actively managed and utilize managers as specified by The Coca-Cola Company Assets Management Committee. The Master Trust Investment Funds are separate account investment options and are available to all Plans participating in the Master Trust.

The following table presents a summary of the net assets available for benefits of the Master Trust Investment Funds as of December 31, 2014 (in thousands):

	US Large Cap Active	US Small-Mid Cap Active	US Core-Plus Active Fixed
	Equity Fund	Equity Fund	Income Fund	Total
Assets
Short-term investment fund	$18,734	$7,476	$201	$26,411
Common stocks	284,902	216,792	—	501,694
Preferred stocks	4,177	—	—	4,177
Collective trust funds	15,059	10,141	—	25,200
Mutual funds	—	—	163,215	163,215
Accrued interest and dividends	395	100	6	501
Due from broker for securities sold	223	180	—	403
Total assets at fair value	323,490	234,689	163,422	721,601

Liabilities
Accrued administrative fees	400	431	102	933
Payable to broker for securities purchased	—	94	—	94
Total liabilities at fair value	400	525	102	1,027
Net assets at fair value	$323,090	$234,164	$163,320	$720,574

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Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The following table presents a summary of the net assets available for benefits of the Master Trust Investment Funds as of December 31, 2013 (in thousands):

	US Large Cap Active	US Small-Mid Cap Active	US Core-Plus Active Fixed
	Equity Fund	Equity Fund	Income Fund	Total

Assets
Short-term investment fund	$23,537	$9,225	$64	$32,826
Common stocks	277,774	238,473	—	516,247
Collective trust funds	14,522	10,707	—	25,229
Mutual funds	—	—	176,891	176,891
Accrued interest and dividends	323	126	3	452
Due from broker for securities sold	—	50	—	50
Total assets at fair value	316,156	258,581	176,958	751,695

Liabilities
Accrued administrative fees	212	252	69	533
Payable to broker for securities purchased	416	1,879	—	2,295
Total liabilities at fair value	628	2,131	69	2,828
Net assets at fair value	$315,528	$256,450	$176,889	$748,867

The following is a summary of the net investment income (loss) in the Master Trust Investment Funds for the year ended December 31, 2014 (in thousands):

	US Large Cap	US Small-Mid	US Core-Plus
	Active Equity Fund	Cap Active Equity Fund	Active Fixed Income Fund	Total
Net realized and unrealized appreciation in fair value of investments	$28,787	$7,916	$4,334	$41,037
Interest and dividends	4,986	2,647	5,060	12,693
Administrative fees	(1,607)	(1,815)	(329)	(3,751)
Net investment income	$32,166	$8,748	$9,065	$49,979

18

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The following table presents the underlying asset and liability categories, excluding accrued interest and dividends, cash, and administrative fees, measured at fair value on a recurring basis of the Master Trust Investment Funds as of December 31, 2014 (in thousands):

	Quoted Prices in	Significant Other
	Active Markets	Observable
	for Identical Assets	Inputs
	(Level 1)	(Level 2)	Total

Assets
U.S. large cap equity securities (1)	$289,079	$—	$289,079
U.S. small-mid cap equity securities (1)	216,792	—	216,792
Collective trust funds:
Short-term investment fund (2)	—	26,411	26,411
S&P 500 Index Fund (3)	—	15,059	15,059
Extended Equity Market Index Fund (4)	—	10,141	10,141
Mutual funds (5)	—	163,215	163,215
Due from broker for securities sold	403	—	403
Total assets at fair value	$506,274	$214,826	$721,100

Liabilities
Payable to broker for securities purchased	94	—	94
Total liabilities at fair value	$94	$—	$94

(1)	The fair value of equity securities is at the last available reported sales price or official closing price as reported by a third-party pricing vendor on the national exchanges.

(2)	The short-term investment fund consists of high-grade money market instruments with short maturities. Interest is accrued daily and distributed monthly. The fair value of this fund is based on cost plus accrued interest.

(3)	The S&P 500 Index Fund seeks to approximate the risk and return characteristics of the S&P 500 Index. This index is commonly used to represent the large cap segment of the U.S. equity market. The fair value is based on a net asset value per share multiplied by the number of shares held as of the measurement date.

(4)	The Extended Equity Market Index Fund seeks to approximate the risk and return characteristics of the Dow Jones U.S. Completion Total Stock Market Index. This index is commonly used to represent the small- and mid-cap segments of the U.S. equity market. The fair value is based on a net asset value per share multiplied by the number of shares held as of the measurement date.

(5)	Investments in mutual funds consist of actively managed PIMCO Funds across the mortgage-backed security, U.S. Treasury, and corporate fixed income sectors. The funds are only available to institutional separate account entities and are registered under the Investment Company Act of 1940 as an open-end investment management company and are not publicly traded. The fair value is based on a net asset value per share multiplied by the number of shares held as of the measurement date.

19

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

The following table presents the underlying asset and liability categories, excluding accrued interest, cash, and administrative fees, measured at fair value on a recurring basis of the Master Trust Investment Funds as of December 31, 2013 (in thousands):

	Quoted Prices in	Significant Other
	Active Markets	Observable
	for Identical Assets	Inputs
	(Level 1)	(Level 2)	Total

Assets
U.S. large cap equity securities (1)	$277,774	$—	$277,774
U.S. small-mid cap equity securities (1)	238,473	—	238,473
Collective trust funds:
Short-term investment fund (2)	—	32,826	32,826
S&P 500 Index Fund (3)	—	14,522	14,522
Extended Equity Market Index Fund (4)	—	10,707	10,707
Mutual funds (5)	—	176,891	176,891
Due from broker for securities sold	50	—	50
Total assets at fair value	$516,297	$234,946	$751,243

Liabilities
Payable to broker for securities purchased	2,295	—	2,295
Total liabilities at fair value	$2,295	$—	$2,295

(1)	The fair value of equity securities is at the last available reported sales price or official closing price as reported by a third-party pricing vendor on the national exchanges.

(2)	The short-term investment fund consists of high-grade money market instruments with short maturities. Interest is accrued daily and distributed monthly. The fair value of this fund is based on cost plus accrued interest.

(3)	The S&P 500 Index Fund seeks to approximate the risk and return characteristics of the S&P 500 Index. This index is commonly used to represent the large cap segment of the U.S. equity market. The fair value is based on a net asset value per share multiplied by the number of shares held as of the measurement date.

(4)	The Extended Equity Market Index Fund seeks to approximate the risk and return characteristics of the Dow Jones U.S. Completion Total Stock Market Index. This index is commonly used to represent the small- and mid-cap segments of the U.S. equity market. The fair value is based on a net asset value per share multiplied by the number of shares held as of the measurement date.

20

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 3 – The Coca-Cola Company Master Trust for 401(k) Plans (Continued)

(5)	Investments in mutual funds consist of actively managed PIMCO Funds across the mortgage-backed security, U.S. Treasury, and corporate fixed income sectors. The funds are only available to institutional separate account entities and are registered under the Investment Company Act of 1940 as an open-end investment management company and are not publicly traded. The fair value is based on a net asset value per share multiplied by the number of shares held as of the measurement date.

Transactions with Parties-in-Interest

During the year ended December 31, 2014, the Master Trust had the following transactions relating to common stock of The Coca-Cola Company (in thousands):

	Shares	Fair Value
Purchases	4,121	$168,018
Sales	3,137	$128,673
In-kind distributions	1,354	$55,172
Dividends received	N/A	$36,732

The Master Trust held the following investments in common stock of The Coca-Cola Company as of December 31, 2014 and 2013 (in thousands):

	Shares	Fair Value
December 31, 2014	30,016	$1,267,276
December 31, 2013	30,386	$1,255,238

Note 4 – Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 2, 2009, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require the management of the Plan to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

21

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

Notes to Audited Financial Statements

Note 5 – Risks and Uncertainties

The Master Trust invests in various investment securities as directed by participants. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 6 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$123,091,056	$119,053,101
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	430,989	275,418
Net assets available for benefits per Form 5500	$123,522,045	$119,328,519

The following is a reconciliation of investment income from the Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2014:

Investment income from the Master Trust per the financial statements	$7,350,542
Adjustment from contract to fair value for fully benefit-responsive investment contracts:
Current year	430,989
Prior year	(275,418)
Less: Administrative expenses reported at Master Trust level	(125,577)
Investment income from Master Trust per Form 5500	$7,380,536

22

Coca-Cola Refreshments

Bargaining Employees’ 401(k) Plan

EIN: 58-0503352 Plan Number: 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

*	Participants	Loans with interest rates ranging from 3.25% to 9.50%. Maturities through 2029.	$ 6,462,233

* Parties-in-interest

Note: Column (d) is omitted as cost is not required for participant-directed investments.

23

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA REFRESHMENTS BARGAINING
EMPLOYEES’ 401(k) PLAN
(Name of Plan)

/s/ Stacy L. Apter
Stacy L. Apter
Member, The Coca-Cola Company Benefits Committee

Date: June 29, 2015

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm